SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: June 7, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD 886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group +646-536-7006 dpasquale@theruthgroup.com

ChipMOS Announces NT$ One Billion Syndicated Loan Agreement

Hsinchu, Taiwan, June 7, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS ”) (Nasdaq: IMOS) announced today that its 70.3% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), has signed a syndicated loan agreement with a bank syndicate consisting of six local banks In Taiwan. Mr. S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, together with representatives from the bank syndicate were present at the signing ceremony held in Hsinchu, Taiwan.

This four-year floating-rate loan agreement provides a NT$ one billion (approximately US$ 31.9 million) credit line to ChipMOS Taiwan. Taiwan Cooperative Bank is acting as the lead manager of the syndicate, and the five co-manager banks are Chang Hwa Bank, Hua Nan Commercial Bank, Ta Chong Bank, Shin Kong Bank and Fuhwa Bank. The proceeds of the loan will be used by ChipMOS Taiwan for working capital and general corporate purposes, and are currently intended to be used primarily in support of the company’s Taiwan operations.

“Our business strategies have weathered the challenges of the market downturn that started in 2001, which is evidenced by our current market competitiveness. Receipt of the syndicated loan is a positive recognition of our recent operating results and future prospects.” said S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS. “I would like to express my appreciation to Taiwan Cooperative Bank and the other five banks for their confidence in and support of ChipMOS.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw/) is a leading independent provider of semiconductor testing and assembly services to customers primarily in Taiwan, Japan and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.